I, Steven Mollenkopf, hereby appoint General Electric Company (GE) to assist me in the preparation and filing of Section 16 reports, and execute the below Power of Attorney for this purpose.

Upon my election as a director of GE and, until further written notice, I hereby individually authorize Christoph Pereira (GE's Vice President, Chief Corporate, Securities and Finance Counsel), Aaron K. Briggs (GE's Executive Corporate, Securities and Finance Counsel) and Brian Sandstrom (GE's Executive Corporate, Securities and Finance Counsel) to sign on my behalf any Form 3, Form 4, Form 5, Form 144 or related form that I have filed or may file hereafter in connection with my direct or indirect beneficial ownership of GE securities, and to take any other action of any type whatsoever in connection with the foregoing that in his opinion may be for the benefit of, in the best interest of, or legally required by  me.

Signed:Steven Mollenkopf
Date: 4 Oct 16